TRIAGO AMERICAS INC.
(D/B/A TRIAGO)

NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

Organization and Business

The Company, which is a 99% owned subsidiary of Triago Management Development S.A., ("Management") provides services which are intended to include providing assistance to clients in raising capital in the primary markets and in managing their positions in the secondary markets. Additionally, the Company provides certain strategic investment services. The Company does not and is not expected to carry or to clear transactions and/or carry customer accounts. The Company is licensed by FINRA as a broker dealer. As such, it is registered to do business in the state of New York and in various other states.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2016, the Company had net capital of $305,364, which was $294,081 in excess of the net required minimum capital of $11,283. Under certain circumstances, withdrawals of capital may be restricted.

Rent Expense

For financial accounting purposes, the Company recognizes scheduled rent increases and the benefit of rent abatements over the term of the lease using the straight-line method.

(Continued)

NOTE A - Summary of Significant Accounting Policies (Continued)

Depreciation

Depreciation of property and equipment is computed on a straight-line basis.

Organization Costs

Costs incurred in the formation and in organizing the Company have been expensed for financial accounting purposes. For tax purposes, certain of these expenses are capitalized and are amortized over five years. These costs represent legal, regulatory registration costs, temporary office space and services, consulting fees and other expenses incurred in connection with the formation of the Company and the creation of its active trade or business.

Revenue Recognition

Based on the nature of the services performed, the Company records fee income and other revenues upon the closing of capital transactions, or when its consultation services are rendered, or when the fee is not contingent upon the performance of future services by the Company, in each instance when it is determined that there are no uncertainties concerning the collection of such fees.

Commission Expense

Commission expense on the Company's primary securities placements are accrued when the placement occurs and are paid upon the collection of the related placement fees earned by the Company and at management's discretion based upon the Company's financial condition and other factors considered by management at that time.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

(Continued)

NOTE B - Property and Equipment

Property and equipment at March 31, 2016 consist of the following:

		Estimated Useful Lives (Years)
Office furniture	$ 73,847	7
Telecom equipment	31,580	5
Computer equipment	45,948	5
Computer software	3,888	3
Leasehold improvements	16,041	Life of lease
Total	171,304	
Less accumulated depreciation	157,490	
Net	$ 13,814	

NOTE C - Commitments

Lease

The Company leases office space in New York City through February 29, 2020. The lease provides for periodic increases of minimum rent, plus escalation charges. The average annual rent under this lease is approximately $205,000.

At March 31, 2016, future minimum annual payments under this lease are due as follows:

Year ending March 31:

2017	221,529
2018	221,529
2019	221,529
2020	203,068
Total	$ 867,655

The Company maintains a standby letter of Credit with the landlord as the beneficiary. As of March 31, 2016, the Company did not drawn upon the letter of credit, which has been issued in the maximum amount of $204,267 for repayment of lease related obligations.

(Continued)

NOTE D - Income Taxes

Beginning with the year ended March 31, 2016, the Company will be using the accrual basis of accounting for tax purposes.

The provision for income taxes consists of the following components:

	Total	Federal	NY State	NY City
Current	$ 1,811	$ -	$ 1,788	$ 23
Deferred expense	74,000	48,000	12,000	14,000
Total	$ 75,811	$ 48,000	$ 13,788	$ 14,023

At March 31, 2016, the Company has available remaining net operating loss carryforwards of approximately $1,986,000 for federal, state and local tax purposes giving rise to a deferred tax asset of approximately $849,000 which has been fully offset by a valuation allowance in the same amount. The deferred expense for the year is the result of a provision for the opening deferred asset balance. The allowance has been recorded since it cannot now be estimated that it is more likely than not that the Company will be able to utilize its carryforwards through future profitable operations. The net operating loss carryforwards begin to expire in 2030. The company will periodically evaluate the likelihood of realizing such asset and will adjust the valuation allowance, accordingly, based on those results.

The Company's income tax returns have not been examined by the taxing authorities since the Company's inception. The income tax returns for the years ended after March 31, 2012 are open to examination by the taxing authorities.

NOTE E - Exemption from SEC Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

(Continued)

NOTE F - <u>**Related Party Transactions**</u>

During the year ended March 31, 2016, approximately $170,000 was charged to the Company by its parent company for administrative services and $257,650 for commissions relating to business referred by an affiliate which is another subsidiary of the parent company. The Company rebilled $263,391 in commissions to its affiliate in connection with the use of its staff on missions sourced by the affiliate. Net commissions of $5,741 are reported as other revenue on the statement of operations. In addition, the Company was also billed approximately $338,000 in management fees by its parent company for the fiscal year then ended.

Under the terms of a general and administrative services agreement between the Company and Mantra Americas USA LLC (Mantra), a related party, the Company provides office to Mantra. For the year ended March 31, 2016, the Company billed $13,200 to Mantra for the use of its facilities and administrative staff.

The Company sold approximately $1,320,000 during fiscal 2016 to an affiliate and in exchange received cash proceeds of $1,247,000. The resulting losses on the sales of trade accounts receivable amounted to approximately $73,000 and are reported as Loss from factoring of receivables on the Statement of Operations.

The Company, its parent company and certain other entities affiliated with the parent company have entered into a revolving credit agreement (the "Agreement") to provide funding as needed to any of the parties included in the Agreement. Amounts advanced on the Agreement bear interest of 3% and have no stated expiration. There were no outstanding balances between the Company and the other parties to the Agreement at March 31, 2016.

As of March 31, 2016, amounts due from and to related parties were as follows:

	Due From:	Due To:
Triago Europe SAS - net	-	40,339
Mantra Americas USA LLC	3,300	-
Triago Management Development SARL - net	152,407	-
Total	$ 155,707	$ 40,339

NOTE G - <u>**Revenue Concentration and Accounts Receivable**</u>

For the year ended March 31, 2016, five customers accounted for over 92% of placement fee income and advisory fees, each representing between 14 to 24% of the company's total revenues for the year then ended. At March 31, 2016, four customers accounted for approximately 94% of the Company's accounts receivable with the largest representing 36% of the total. Pursuant to the terms of contracts the Company has with certain customers, approximately $200,000 of the Company's accounts receivable at March 31, 2016 is due between April 2017 and January 2018.

(Continued)

NOTE G - <u>Revenue Concentration and Accounts Receivable (continued)</u>

Trade accounts receivable from customers are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible accounts. The allowance is based on the Company's history of write-offs, the level of past due accounts and the relationships with, and the economic state of its customers.

NOTE H - <u>Concentration of Credit Risk</u>

The Company maintains cash balances at one financial institution in the United States and one in a foreign country. The cash balances in the United States are covered by regular FDIC insurance up to $250,000. As of March 31, 2016, the Company's cash deposits in the U.S. bank did not exceed the U.S. federally insured limit. Cash balances in a foreign country are without such type of insurance coverage. At March 31, 2016, the foreign cash balance was approximately $272,000.

NOTE I - <u>Employee Benefit Plan</u>

The Company has a safe harbor 401(K) plan for its eligible U.S. employees. Employees are eligible after a three month waiting period. Eligible employees may elect to contribute a percentage of their earnings up to a maximum contribution amount as prescribed by the Internal Revenue Service. Employee contributions are fully vested at the time of contribution. The Company makes matching contributions up to 4% of employee compensation. For the year ended March 31, 2016, the Company made matching contributions to the plan of approximately $35,400.